Form 6-K
No. 2

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: March 19, 2004	By	/s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Thursday March 18, 2004 Page 1 of 1

Electrolux Indian subsidiary issues new shares

(ELUX) As part of the ongoing changes within the Indian operation, Electrolux Kelvinator Limited, the Group’s subsidiary in India, is inviting its shareholders to subscribe to new shares totaling approximately INR 2.0 billion (approximately SEK 300m).

AB Electrolux has stated its intention to subscribe proportionally and take up any un-subscribed part of the issue.

AB Electrolux holds 76% of the shares in Electrolux Kelvinator Limited. The company is listed on Indian stock exchanges.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.